UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No.__)*


                              Strategia Corporation
                              ---------------------
                                (Name of Issuer)

                           Common Stock, no par value
                         ------------------------------
                         (Title of Class of Securities)


                                  86268Q108000
                                 --------------
                                 (CUSIP Number)


                             Hugh L. Hallman, Esq.
                           Hallman & Affiliates, P.C.
                      2011 N. Campo Alegre Road, Suite 100
                                Tempe, AZ 85281
                                  480-424-3900
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 5, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 86268Q108000            SCHEDULE 13D                 Page 2 of 6 Pages
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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Proprietary Industries, Inc.
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    Corporation organized under the laws of Alberta, Canada
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     144,976,000 shares of Common Stock (includes convertible
                     preferred stock)
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     None
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       144,976,000 shares of Common Stock (includes convertible
      PERSON         preferred stock)
       WITH          ---------------------------------------------------------
                 10  SHARED DISPOSITIVE POWER
                     None
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    144,976,000 shares of Common Stock (includes convertible preferred stock)
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    97.0%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    HC
    --------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                         -----------------
CUSIP NO. 86268Q108000            SCHEDULE 13D                 Page 3 of 6 Pages
----------------------                                         -----------------

ITEM 1. SECURITY AND ISSUER.

The title and class of equity securities to which this statement relates are:

     Common Stock, no par value.

The name, address and the principal executive offices of the issuer of such securities are:

     Strategia Corporation
     c/o Proprietary Industries, Inc.
     1530 W. 10th Place
     Tempe, AZ 85281

ITEM 2. IDENTITY AND BACKGROUND.

     (a) The name of the reporting person is Proprietary Industries, Inc., a corporation organized under the laws of Alberta, Canada, whose principal business address is Suite 500, 603 7th Avenue S.W., Calgary, Alberta, Canada T2P 2T5. Proprietary Industries, Inc. is a holding company that manages a diversified portfolio of real estate, natural resource and related financial assets and investments.

     (d) During the last five years Proprietary Industries, Inc. has not been convicted in any criminal proceeding.

     (e) During the last five years, Proprietary Industries, has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction. Proprietary Industries is not subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Proprietary obtained 10,000,000 shares of common stock and 134,976 shares of Series AAA Preferred Stock (each of which is convertible into 1,000 shares of common stock) of Strategia Corporation in exchange for its 142,936,749 shares of EnerGCorp., Inc., a Florida corporation. The exchanged shares represented approximately 95.6% of the issued and outstanding shares of common stock of EnerGCorp., Inc. Proprietary Industries, Inc. was the sole owner of the EnerGCorp., Inc. shares, and had sole voting and dispositive power over such shares.

ITEM 4. PURPOSE OF TRANSACTION.

Proprietary Industries, Inc. acquired the shares for the purpose of obtaining control of Strategia Corporation, as an alternative to the liquidation of Strategia Corporation, and with the approval of the Strategia Corporation board of directors in office immediately prior to the exchange.

     (a) Each of the 134,976 shares of Series AAA Preferred Stock issued in the exchange is convertible into 1,000 shares of common stock, and are entitled to vote with the common stock on all matters. Each of the 134,976 shares of Series AAA Preferred Stock is entitled to that number of votes as is equal to the number of shares of common stock into which it is convertible, whether or not the conversion could be effected. Thus, Proprietary Industries is deemed to hold 144,976,000 shares of common stock. Strategia Corporation does not presently have a sufficient number of authorized shares to effect the full conversion of the Series AAA Preferred Stock. However, the board of directors of Strategia Corporation in office immediately prior to the exchange approved an amendment to its articles of incorporation to increase the authorized number of shares to

----------------------                                         -----------------
CUSIP NO. 86268Q108000            SCHEDULE 13D                 Page 4 of 6 Pages
----------------------                                         -----------------

150,000,000, a number that would be sufficient to permit the full conversion of the Series AAA Preferred Stock. The Board of Directors of Strategia Corporation in office immediately prior to the exchange recommended that the shareholders approve adoption of the amendment. Proprietary Industries, Inc. has agreed to call a special shareholder meeting for the purpose of considering the amendment within six months from December 5, 2000, and has agreed to vote its shares in favor of the amendment. If the shareholders do not approve the amendment or if Proprietary's ability to vote its shares is restricted or otherwise impaired in any material respect, Proprietary Industries, Inc. has the right to rescind the exchange. This right must be exercised prior to the expiration of the six-month period. If the amendment is approved, and Proprietary's ability to vote its stock is not restricted or otherwise limited in any material respect, Proprietary intends to convert its Series AAA Preferred Stock into common stock.

     (b) Prior to consummation of this transaction, Strategia Corporation had sold substantially all of its assets and distributed its net worth to its shareholders. If the Strategia Corporation shareholders fail to approve the amendment to the articles of incorporation or if Proprietary's ability to vote its shares is restricted or otherwise limited in any material respect, and Proprietary Industries exercises its rescission right, then it is expected that Strategia Corporation would be dissolved. If Strategia is not dissolved, Proprietary may effect a stock exchange with the remaining shareholders of EnerGCorp., Inc., which would cause the EnerGCorp., Inc. shareholders to become shareholders of Strategia, and would render EnerGCorp., Inc. a wholly-owned subsidiary of Strategia.

         (c) Prior to consummation of this transaction, Strategia Corporation had sold substantially all of its assets and distributed its net worth to its shareholders. If the Strategia Corporation shareholders fail to approve the amendment to the articles of incorporation or if Proprietary's ability to vote its shares is restricted or otherwise limited in any material respect, and Proprietary Industries exercises its rescission right, then it is expected that Strategia Corporation would be dissolved.

     (d) As part of the transaction, the Strategia Corporation board of directors in office immediately prior to the exchange resigned upon consummation of the exchange, and elected Mr. Grant Sardachuk as the sole remaining director. Mr. Sardachuk has filled the three vacancies on Strategia Corporation's board of directors by appointing the following persons: Peter J. Workum, who is the President of Proprietary Industries, Inc.; Christopher Grace, who is the President of ReyWest Development Corp., a company engaged in real estate management and investment; and Robert Fillion, who is a Vice President of Swiss Asset Management, Inc., an affiliate of Proprietary Industries, Inc. Mr. Sardachuk is not an affiliate of Proprietary Industries, Inc.

     (e) Proprietary Industries has no plans for any material change in the current capitalization or dividend policy of the issuer, except the change in capitalization resulting from the exchange, which includes approval of the increase in the authorized number of shares, the conversion of the Series AAA Preferred Stock into common stock, and a reverse split of outstanding shares. Proprietary may effect a stock exchange with the remaining shareholders of EnerGCorp., Inc., which would cause the EnerGCorp., Inc. shareholders to become shareholders of Strategia, and would render EnerGCorp., Inc. a wholly-owned subsidiary of Strategia.

----------------------                                         -----------------
CUSIP NO. 86268Q108000            SCHEDULE 13D                 Page 5 of 6 Pages
----------------------                                         -----------------

     (f) Strategia Corporation had ceased to conduct business prior to consummation of the transaction. Proprietary has no specific plans for operational changes for Strategia; however, may effect a stock exchange with the remaining shareholders of EnerGCorp., Inc., which would cause the EnerGCorp., Inc. shareholders to become shareholders of Strategia, and would render EnerGCorp., Inc. a wholly-owned subsidiary of Strategia. In addition, Proprietary contemplates changing Strategia's fiscal year to September 30th to correspond to Proprietary's fiscal year end. Finally, Proprietary is evaluating whether to change Strategia's corporate domicile from Kentucky to Delaware.

     (g) Proprietary plans to call a special meeting of Strategia Corporation's shareholders to approve the amendment to the articles of incorporation increasing the authorized number of shares. If approved, Proprietary intends to convert its Series AAA Preferred Stock. Proprietary may also ask the shareholders to approve a reverse stock split which would reduce the number of outstanding shares, and to approve the redomestication of Strategia from Kentucky to Delaware.

     (h) Strategia was delisted from AMEX in October, 2000. Proprietary intends to pursue the reinstatement of Strategia's listing.

     (i) Proprietary has no plans for a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12 (g) (4) of the Securities Exchange Act of 1934.

     (j) Proprietary has no plans for any action similar to those enumerated above but not described above.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) Proprietary owns 10,000,000 shares of common stock and 134,976 shares of Series AAA Preferred Stock of Strategia Corporation. Each share of the Series AAA Preferred Stock is convertible into 1,000 shares of common stock. Proprietary is deemed to own 144,976,000 shares of common stock, assuming full conversion of the Series AAA Preferred Stock. Assuming full conversion of the Series AAA Preferred, such ownership represents approximately 97.0% of the issued and outstanding shares of Strategia. Strategia Corporation presently does not have sufficient authorized shares to effect the conversion of the Series AAA Preferred; however, its board of directors in office immediately prior to the exchange approved an amendment to its articles increasing the authorized number of shares from 15,000,000 to 150,000,000. Approval of this amendment will be submitted to Strategia's shareholders.

     (b) Proprietary has the sole power to vote, direct the vote, dispose and direct the disposition of all of the shares of Common Stock and Preferred Stock which it owns. It does not share with anyone the power to vote, direct the vote, dispose or direct the disposition of any other shares of Common Stock.

     (c) No purchases or sales of Strategia Corporation Common Stock have been made by Proprietary within the past 60 days except as set forth herein.

     (d) No person other than Proprietary has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock or Preferred Stock which it owns.

     (e) Not applicable.

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CUSIP NO. 86268Q108000            SCHEDULE 13D                 Page 6 of 6 Pages
----------------------                                         -----------------

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Proprietary is not a party to any contracts, agreements, understandings or relationships (legal or otherwise) with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except as described herein.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Attached as Exhibit 1 is a copy of the Agreement Concerning the Exchange of common Stock between Strategia Corporation and Proprietary Industries, Inc., dated as of December 1, 2000.


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Proprietary Industries, Inc. is true, complete and correct.

Dated: December 15, 2000                Proprietary Industries, Inc.

                                        By: /s/ Peter J. Workum
                                            ------------------------------------
                                            Peter J. Workum, President

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

     ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).